Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended September 30, 2008

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the nine months ended September 30, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. The date of this MD&A is November 10, 2008.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted and netbacks included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs.

Reported results of operations, funds flow and net income include the acquisitions of Canetic Resources Trust (“Canetic”) from the closing date of January 11, 2008, Vault Energy Trust (“Vault”) from the closing date of January 10, 2008 and Endev Energy Inc. (“Endev”) from the closing date of July 22, 2008.

Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per unit amounts)	2008	2007	2008	2007
Cash flow from operating activities	$616	$316	$1,654	$930
Increase in non-cash working capital	30	12	340	17
Asset retirement expenditures	16	18	53	36
Funds flow	$662	$346	$2,047	$983

Basic per unit	$1.73	$1.44	$5.49	$4.13
Diluted per unit	$1.71	$1.43	$5.41	$4.09

2008 THIRD QUARTER REPORT	1

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006
Gross revenues (1)	$1,235	$1,312	$1,136	$644	$628	$608	$582	$579
Funds flow	662	753	632	349	346	326	311	303
Basic per unit	1.73	2.00	1.76	1.44	1.44	1.37	1.31	1.23
Diluted per unit	1.71	1.98	1.75	1.43	1.43	1.35	1.30	1.22
Net income (loss)	1,062	(323)	78	127	138	(186)	96	123
Basic per unit	2.78	(0.86)	0.22	0.53	0.57	(0.77)	0.41	0.44
Diluted per unit	2.73	(0.86)	0.22	0.52	0.57	(0.77)	0.40	0.44
Distributions declared	391	384	382	246	245	243	242	241
Per unit	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	106,898	109,417	109,016	73,332	72,783	70,923	71,716	70,819
Natural gas (mmcf/d)	500	487	500	328	315	334	340	355
Total (boe/d)	190,177	190,515	192,291	128,024	125,345	126,599	128,447	129,915
(1) Gross revenues include realized gains and losses on commodity contracts.
(2) Includes crude oil and natural gas liquids.

Financial Markets

The U.S. subprime mortgage crisis has led to liquidity and credit issues in the United States and other major markets. September and October 2008 were marked by unprecedented financial market volatility and the abnormal functioning of significant credit markets. Due to these problems, financial institutions including banks, hedge funds and insurance companies were forced to indiscriminately sell investments including energy stocks and commodity futures contracts. Energy price declines were partially offset by the decline in the Canadian dollar relative to the U.S. dollar. Market turmoil also resulted in a loss of confidence and “flight to safety” leading to significant price declines in the world equity markets and the Canadian dollar. Central banks have responded strongly with a multitude of programs aimed at restoring liquidity and easing other credit market issues.

Penn West’s Board of Directors and Management have been monitoring these developments since mid-2007 and have taken several steps to defensively position Penn West. In January 2008, we placed a 3-year $4.0 billion credit facility. We then completed two transactions to add to our long-term private notes which now total approximately $1.2 billion. We currently have approximately $1.5 billion of unutilized credit capacity. We have implemented facilities with the Toronto and New York stock exchanges that enable us to quickly raise equity or other capital as required or desirable. We actively hedged oil and natural gas prices for 2009 and currently have WTI collars on 30,000 barrels per day of 2009 oil production at US$80.00 per barrel by US$110.21 per barrel and 101,000 GJ per day of 2009 natural gas production under collars at $7.88 per GJ by $11.27 per GJ. In October 2008, we monetized a portion of our crude oil financial contracts which resulted in cash proceeds of approximately $123 million that was used to repay advances on our syndicated credit facility. This transaction is expected to have minimal impact on net income. In addition, we entered into foreign exchange contracts to swap $180 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.27 Canadian dollars to fix the floor price of the collars in Canadian dollars. In November 2008, as part of our debt management strategy, we entered into interest rate swaps that fix the interest rate at 2.27 percent on $250 million of floating interest rate debt for two years. Our risk management practices have served to minimize our credit losses from troubled counterparties. We have earmarked funds flow in excess of distributions and capital expenditures to debt reduction. We remain committed to modifying our business strategies as required to ensure Penn West’s financial position remains sound.

2	PENN WEST ENERGY TRUST

Commodity Markets

Crude Oil

In July 2008, oil reached a new all time high when the WTI NYMEX (“WTI”) prompt month contract closed above US$145.00 per barrel. Subsequently, turmoil in the credit markets led to concerns that world economic growth will slow and reduce global energy demand. The unwinding of investors’ financial positions driven by the credit crisis combined with the revised outlooks for economic growth resulted in the prompt month WTI oil price falling below US$65.00 per barrel subsequent to September 30, 2008. This was mitigated by the weakening of the Canadian dollar relative to the U.S. dollar. Crude oil demand growth in non-OECD countries is expected to remain in excess of growth in non-OPEC supply. Accordingly, the draw on OPEC supply capacity is expected to remain high in the near to medium term compared to historical levels.

While over 70 percent of our oil production is light and medium crudes, Penn West’s corporate average price still benefitted from lower heavy oil differentials in the third quarter of 2008. Demand for heavy crudes normally increases during the summer months for use in asphalt production. As a result, the quality discount for heavy crudes, as measured against WTI prices, typically narrows. This occurred in 2008 with third quarter heavy oil differentials narrowing compared to the second quarter. The narrowing differential between crude qualities was partially offset by slightly lower Canadian light oil price realizations relative to WTI prices (in Canadian dollars). The relatively lower Canadian light oil prices reflected slightly lower regional demand due to reductions of light oil inventories held by refineries.

WTI crude oil averaged US$118.13 per barrel for the third quarter compared to US$75.33 in the third quarter of 2007. For the first nine months of 2008, WTI crude oil has averaged US$113.44 per barrel compared to US$66.26 per barrel in the first nine months of last year. Penn West’s corporate average crude oil price before hedging losses averaged $107.19 per barrel in the third quarter and $99.18 per barrel year to date. For the remainder of 2008, approximately 40 percent of our production is hedged between US$66.43 per barrel and US$79.85 per barrel.

Natural Gas

Natural gas prices increased in the first half of the year before peaking in July. Concerns about the slowing economy and projected increases in natural gas production from the continental U.S. put pressure on natural gas prices subsequent to July. Natural gas supply was boosted by record levels of drilling activity in the U.S. for unconventional shale gas in areas including Barnett (Texas) and Haynesville (Louisiana) as well as improved pipeline access from the U.S. Rockies. Stronger demand for natural gas in the power generation sector, lower LNG imports due to significantly higher natural gas prices in Europe and Asia and production shut-ins in the Gulf of Mexico due to hurricane activity have kept natural gas inventory levels near five-year average levels. In response to the pressure on natural gas prices, a number of significant natural gas producers in the U.S. have announced cuts to their capital expenditure programs for 2009 which are projected to contribute to the balancing of natural gas supply and demand.

The AECO Monthly Index price for natural gas averaged $8.78 per GJ in the third quarter, but current forward prices for 2009 are approximately $7.25 per GJ. Year to date, the AECO Monthly Index has averaged $8.14 per GJ compared to $6.46 per GJ in the first nine months of 2007. Penn West’s corporate average natural gas price before hedging losses averaged $8.49 per mcf in the third quarter and $8.88 per mcf year to date.  For the remainder of 2008, approximately 35 percent of our production is hedged between $6.75 per GJ and $8.94 per GJ.

Canetic Acquisition

On January 11, 2008, the Trust closed the acquisition of Canetic. Under the Plan of Arrangement, Canetic unitholders received 0.515 of a Penn West trust unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Arrangement Agreement. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows. This allocation is subject to change upon the final determination of the fair values.

2008 THIRD QUARTER REPORT	3

Purchase price	(millions)
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,327
Working capital deficiency	(253)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, the Trust closed the acquisition of Vault. The acquisition was accomplished through a Plan of Arrangement wherein Vault unitholders received 0.14 of a Penn West trust unit for each Vault unit and all Vault exchangeable shares were exchanged for Penn West trust units based on the exchange ratio for Vault units at the effective date of the Plan of Arrangement. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows. This allocation is subject to change upon the final determination of the fair values.

Purchase price	(millions)
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

Endev Acquisition

On July 22, 2008, the acquisition of Endev Energy Inc. (“Endev”) was successfully completed. As a result of the acquisition, Penn West issued approximately 3.6 million trust units for a total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

4	PENN WEST ENERGY TRUST

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework that is to become effective on January 1, 2009. The new framework maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related to our Peace River Oil Sands project thus preserving our netbacks, Enhanced Oil Recovery (“EOR”) and Innovative Technology incentive programs important for the economics of our CO2 and other EOR projects and the continuance of the Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.

Penn West, as the largest energy trust in North America by production, has a diversity of play types principally across the Western Canada Sedimentary Basin. Approximately 55 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature light oil assets which remain economic in the new royalty program. We currently expect that our conventional producing oil and natural gas strategies and business plans will be only moderately affected by these royalty changes at current commodity prices and given our current asset mix.

In July 2008, the Government announced it will create a $2 billion fund to advance carbon capture and storage (CCS) projects in the province. The Government has issued a request for expressions of interest in CCS projects. The intent of the request is to identify projects with the greatest potential of being built quickly and capable of having a significant impact on reducing greenhouse gas emissions. Penn West submitted several expressions of interest in the third quarter of 2008 related to enhanced oil recovery, using CO2 as the miscible agent, at several of its large, legacy light oil pools.

Enactment of the Tax on Income Trusts

On June 22, 2007, federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as “Specified Investment Flow-Through” (“SIFT”) entities.

For SIFTs in existence on October 31, 2006 (including Penn West), the SIFT Tax will become effective in 2011. If certain rules related to “undue expansion” are not adhered to, the SIFT Tax will apply prior to 2011. Under the guidance provided by the Department of Finance, with the close of Vault and Canetic, we estimate that we can increase our equity by more than $14 billion between now and 2011 without prematurely triggering the SIFT Tax.

Under the SIFT Tax, distributions of certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any resultant trust level taxable income will be taxed at a rate that will be approximately equal to corporate income tax rates. The SIFT Tax rate is currently 29.5 percent in 2011 and 28.0 percent thereafter.

On June 9, 2008, further changes to the SIFT Tax rules (the “Provincial SIFT Tax”) were enacted. These changes provide that the provincial component of the SIFT Tax is to be based on provincial corporate tax rates in provinces where the SIFT has a permanent establishment rather than using a 13 percent flat rate as originally proposed. On July 14, 2008 the Department of Finance released draft regulations which prescribe the detailed provincial allocation formula to be applied in respect of the Provincial SIFT Tax. As these regulations are not yet considered to be substantively enacted for accounting purposes at September 30, 2008, the 13 percent flat rate remains applicable for financial statement purposes. Under the proposed rules, Penn West currently has its only permanent establishment in the Province of Alberta. Accordingly, we expect that when these rules are enacted, the Provincial SIFT Tax applicable to Penn West will be reduced from 13 percent to 10 percent resulting in a combined SIFT Tax rate in 2011 of 26.5 percent and in 2012 of 25.0 percent.

2008 THIRD QUARTER REPORT	5

The Legislative Proposals released by the Department of Finance on July 14, 2008 (the “Tax Proposals”) also included draft legislation relating to the conversion of SIFT entities into corporations. The intent of these provisions is to enable such a conversion to occur without undue tax consequences for a SIFT entity or its investors and to facilitate such conversion with minimal filing requirements. It is also proposed that the opportunity for a SIFT entity to apply these relieving provisions only be available until the end of 2012. It is expected that the Tax Proposals will be introduced into Parliament as a bill later in the year. Under the Tax Proposals released on July 14, 2008, a conversion to a corporation prior to 2013 will not have adverse tax consequences to our unitholders.

Penn West currently has a significant tax pool base, estimated at $6.3 billion on September 30, 2008. Based on current commodity prices, Penn West forecasts it could use these pools to shelter its taxable income for a period after the effective date of the SIFT Tax. Distributions sheltered by tax pools are not immediately taxable to the Trust or to unitholders. These distributions represent a return of capital which results in an adjustment to a unitholder’s adjusted cost base of trust units. To the extent tax pools are insufficient to shelter distributions after 2010, the SIFT Tax would be payable and those distributions would be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as these distributions will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account.

Our Board of Directors and management are continuously monitoring the impact of the SIFT Tax on our business strategies. Penn West has a series of prospects which could be developed in the future in various stages. These opportunities include oil, heavy oil, oil sands and natural gas conventional, enhanced recovery and resource plays. Current business plans are to evaluate the production and reserves potential and economics of developing this suite of prospects over the next two to four years. The outcome of these evaluations will determine Penn West’s most appropriate future business model however there are no current plans to convert out of the trust model until at least 2011.

The SIFT Tax and the future business model determined to be appropriate for Penn West will affect the tax position of both Penn West and its unitholders including:

•
If Penn West remains in the trust model after 2011, the distribution yield net of taxes to taxable Canadian investors will remain approximately the same; however, the after-tax distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and to foreign investors will be reduced;

•
A portion of Penn West’s funds flow after 2011 could be required for the payment of the SIFT Tax or corporate income tax (after its tax pools are consumed) as applicable, and would not be generally available for distribution or reinvestment;

•
Penn West could convert to a corporate structure to facilitate investing a higher proportion of its funds flow in exploration and development projects and to capture the tax-free provisions available to convert out of the trust structure. Under the Tax Proposals released on July 14, 2008, there will be no adverse tax consequences due to a conversion to a corporation provided the conversion is completed prior to 2013. Such a conversion is dependent on the extent of Penn West’s success developing various plays over the next two to four years. The business model in this case would be a hybrid model where moderate growth is targeted along with providing investors an income stream in the form of dividends. While such a dividend stream would be at a lower payout ratio than the current trust distributions, the tax paid on the dividends would be lower for certain investors;

•
Penn West might determine that it is more economic to remain in the trust structure for a period of time after 2010, strive to shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis which attracts no current tax. Such distributions would likely be at a lower payout ratio than prior to the SIFT Tax. Distributions subject to the SIFT tax would be taxed as dividends and would be subject to a lower tax rate to certain investors than current distributions.

The Trust continues to review organizational structures and alternatives which might serve to reduce the impact of the SIFT Tax on Penn West and its unitholders. The release of the July 14, 2008 rules on SIFT conversions to corporations clarifies certain taxation aspects of this analysis. While there can be no assurance that the negative effect of the SIFT Tax can be minimized or eliminated, Penn West and its tax advisors continue to work diligently on these issues.

6	PENN WEST ENERGY TRUST

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2008	2007	% change	2008	2007	% change
Light oil and NGL (bbls/d)	78,762	50,861	55	80,792	49,874	62
Heavy oil (bbls/d)	28,136	21,922	28	27,646	21,937	26
Natural gas (mmcf/d)	500	315	59	495	330	50
Total production (boe/d)	190,177	125,345	52	190,991	126,785	51

Production in the third quarter of 2008 was comparable to the 190,515 boe per day produced in the second quarter of 2008. During the third quarter, production was reduced by additional turnaround work completed primarily in the Pembina and Northern B.C. areas and by pipeline repairs.

We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe such a balance helps to reduce exposure to price volatility that can affect a single commodity. In the third quarter of 2008, crude oil and NGL production averaged 106,898 barrels per day (56 percent of production) and natural gas production averaged 500 mmcf per day (44 percent of production).

We drilled 98 net wells with a success rate of 98 percent in the third quarter of 2008 compared to 68 net wells at a success rate of 97 percent in the same period of 2007.

Average Sales Prices
	Three months ended September 30			Nine months ended September 30
	2008	2007	% change	2008	2007	% change

Light oil and liquids (per bbl)	$110.45	$72.62	52	$103.65	$65.91	57
Risk management (loss) gain (per bbl) (1)	(22.31)	(0.24)	100	(17.48)	0.04	(100)
Light oil and liquids net (per bbl)	88.14	72.38	22	86.17	65.95	31

Heavy oil (per bbl)	98.07	48.75	101	86.12	44.09	95

Natural gas (per mcf)	8.49	5.86	45	8.88	7.02	26
Risk management (loss) gain (per mcf) (1)	(0.93)	0.43	(100)	(0.63)	0.16	(100)
Natural gas net (per mcf)	7.56	6.29	20	8.25	7.18	15

Weighted average (per boe)	83.23	52.73	58	79.73	51.81	54
Risk management (loss) gain (per boe) (1)	(11.69)	0.98	(100)	(9.03)	0.43	(100)
Weighted average net (per boe)	$71.54	$53.71	33	$70.70	$52.24	35

(1)	Realized component of risk management activities related to oil and natural gas prices.

2008 THIRD QUARTER REPORT	7

Netbacks

	Three months ended September 30			Nine months ended September 30
	2008	2007	% change	2008	2007	% change

Light oil and NGL (2)
Production (bbls/day)	78,762	50,861	55	80,792	49,874	62
Operating netback ($/bbl):
Sales price	$110.45	$72.62	52	$103.65	$65.91	57
Risk management (loss) gain (1)	(22.31)	(0.24)	100	(17.48)	0.04	(100)
Royalties	(19.35)	(12.38)	56	(17.51)	(11.59)	52
Operating costs	(17.30)	(15.19)	14	(16.54)	(15.20)	9
Netback	$51.49	$44.81	15	$52.12	$39.26	33
Conventional heavy oil
Production (bbls/day)	28,136	21,922	28	27,646	21,937	26
Operating netback ($/bbl):
Sales price	$98.07	$48.75	101	$86.12	$44.09	95
Royalties	(14.80)	(7.32)	102	(12.79)	(6.66)	92
Operating costs	(13.63)	(12.17)	12	(13.15)	(12.14)	8
Transportation	(0.06)	(0.12)	(50)	(0.05)	(0.07)	(29)
Netback	$69.58	$29.14	139	$60.13	$25.22	138
Total liquids
Production (bbls/day)	106,898	72,783	47	108,438	71,811	51
Operating netback ($/bbl):
Sales price	$107.19	$65.43	64	$99.18	$59.24	67
Risk management (loss) gain (1)	(16.44)	(0.17)	100	(13.02)	0.03	100
Royalties	(18.15)	(10.86)	67	(16.31)	(10.01)	63
Operating costs	(16.34)	(14.28)	14	(15.68)	(14.27)	10
Transportation	(0.02)	(0.04)	(50)	(0.01)	(0.02)	(50)
Netback	$56.24	$40.08	40	$54.16	$34.97	55
Natural gas
Production (mmcf/day)	500	315	59	495	330	50
Operating netback ($/mcf):
Sales price	$8.49	$5.86	45	$8.88	$7.03	26
Risk management (loss) gain (1)	(0.93)	0.43	(100)	(0.63)	0.16	(100)
Royalties	(1.89)	(1.25)	51	(1.92)	(1.52)	26
Operating costs	(1.26)	(1.15)	10	(1.20)	(1.10)	9
Transportation	(0.18)	(0.18)	-	(0.19)	(0.19)	-
Netback	$4.23	$3.71	14	$4.94	$4.38	13
Combined totals
Production (boe/day)	190,177	125,345	52	190,991	126,785	51
Operating netback ($/boe):
Sales price	$83.23	$52.73	58	$79.73	$51.81	54
Risk management (loss) gain (1)	(11.69)	0.98	100	(9.03)	0.43	100
Royalties	(15.23)	(9.46)	61	(14.27)	(9.63)	48
Operating costs	(12.49)	(11.18)	12	(12.01)	(10.94)	10
Transportation	(0.49)	(0.47)	4	(0.49)	(0.51)	(4)
Netback	$43.33	$32.60	33	$43.93	$31.16	41

(1)   Realized component of risk management activities related to oil and natural gas prices.
(2)
Light oil and NGL revenues, for purposes of calculating netbacks, excludes $20 million in sulphur and other revenue for the nine months ended September 30, 2008 and the $18 million provision against the SemGroup receivable discussed in the Credit Risk section.

8	PENN WEST ENERGY TRUST

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2008	2007	% change	2008	2007	% change
Light oil and NGL (1)	$633	$339	87	$1,910	$898	113
Heavy oil	254	99	157	653	264	147
Natural gas	348	190	83	1,120	656	71
Gross revenues (2)	$1,235	$628	97	$3,683	$1,818	103

(1)
Light oil and NGL revenues for the nine months ended September 30, 2008 includes $20 million in sulphur and other revenue and the $18 million provision against the SemGroup receivable not included in the netback calculation.

(2)	Gross revenues include realized gains and losses on commodity contracts.

The increase in revenue for the third quarter of 2008 and nine months ended 2008 over the comparative periods, was the result of higher production volumes due to the Canetic and Vault acquisitions and higher prices experienced in the current period. Light oil and liquid prices were 31 percent higher; natural gas prices were 15 percent higher and heavy oil prices were 95 percent higher when comparing the nine months ended 2008 to the same period in 2007.

Reconciliation of increases in Production Revenues

(millions)
Gross revenues - January 1 - September 30, 2007	$1,818
Increase in light oil and NGL production	562
Increase in light oil and NGL prices (including realized risk management)	450
Increase in heavy oil production	70
Increase in heavy oil prices	319
Increase in natural gas production	337
Increase in natural gas prices (including realized risk management)	127
Gross revenues - January 1 - September 30, 2008	$3,683

Royalties

	Three months ended September 30			Nine months ended September 30
	2008	2007	% change	2008	2007	% change
Royalties (millions)	$265	$109	143	$746	$333	124
Average royalty rate (%) (1)	18	18	-	18	18	-
$/boe	$15.23	$9.46	61	$14.27	$9.63	48

(1)	Excludes effects of risk management activities.

Royalties have increased as a result of higher revenues from increased commodity prices and increased production volumes.

2008 THIRD QUARTER REPORT	9

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2008	2007	% change	2008	2007	% change
Operating	$218	$129	69	$628	$378	66
Transportation	9	6	50	26	18	44
Financing	51	25	104	151	66	129
Unit-based compensation	$12	$5	140	$33	$15	120

	Three months ended September 30			Nine months ended September 30
(per boe)	2008	2007	% change	2008	2007	% change
Operating	$12.49	$11.18	12	$12.01	$10.94	10
Transportation	0.49	0.47	4	0.49	0.51	(4)
Financing	2.91	2.17	34	2.89	1.90	52
Unit-based compensation	$0.66	$0.45	47	$0.63	$0.43	47

Operating

Cost reduction strategies and internal optimization projects continue to be a focus of Penn West as inflationary pressures persist. Looking forward, we expect that reduced industry activity in response to lower energy prices will reduce these inflationary pressures. Operating costs through 2008 have risen as a result of increased trucking and electricity costs and strong demand for labour and oilfield services.

A realized gain of $4 million (2007 - $9 million) on electricity contracts has been included in operating costs.

Financing

Penn West Petroleum Ltd. (“the Company”) has unsecured, revolving, three-year syndicated bank facilities with an aggregate borrowing limit of $4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

On July 31, 2008, the Company issued £57 million of senior unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest at 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal and interest at approximately $114 million bearing interest in Canadian dollars at 6.95 percent. The Company used the proceeds to repay advances on its syndicated bank facility.

On May 29, 2008, the Company issued senior unsecured notes (the “2008 Notes”) with an aggregate principal amount of US$480 million plus CAD$30 million through a private placement. The 2008 Notes mature in eight to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

On May 31, 2007, the Company issued US$475 million of senior private notes (the “2007 Notes”). The interest rates on the 2007 Notes are fixed at 5.68 to 6.05 percent for terms of eight to 15 years with an average interest rate of 5.80 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar at par with one U.S. dollar.

10	PENN WEST ENERGY TRUST

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At September 30, 2008, no units had been issued under the facility.

In November 2007, we entered into interest rate swaps that fix the interest rate at 4.26 percent on $100 million of floating interest rate debt for three years. In June 2008, we entered into interest rate swaps for two years at 3.68 percent on $100 million of floating interest rate debt and for three years at 3.82 percent on $100 million of floating interest rate debt. In August 2008, we entered into interest rate swaps for two years on $150 million of floating interest rate debt at 3.10 percent and for three years on $200 million of floating interest rate debt at 3.30 percent. The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. As at September 30, 2008, 47 percent (2007 - 69 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 53 percent (2007 - 31 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps).

In the third quarter of 2008, Penn West incurred $51 million of financing charges compared to $25 million in the same period of 2007 due to the increase in the average loan balance from the assumption of approximately $1.6 billion of bank debt and $360 million of convertible debentures on the Canetic and Vault acquisitions, and the higher interest rates on the 2007 Notes, the 2008 Notes and the UK Notes. The senior notes contain higher fixed interest rates than the Company was subject to under its syndicated bank facilities using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the senior notes are favorable for a portion of its capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The unit-based compensation expense was $12 million for the three months ended September 30, 2008, of which $3 million was charged to operating expense and $9 million was charged to general and administrative expense (2007 - $5 million, $1 million and $4 million, respectively). The charge increased in the third quarter of 2008 compared to the third quarter of 2007 due to the trust unit rights granted to employees retained from the Canetic and Vault acquisitions in January 2008.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2008	2007	% change	2008	2007	% change
Gross	$50	$20	150	$137	$62	121
Per boe	2.88	1.74	66	2.63	1.79	47
Net	30	13	131	85	39	118
Per boe	$1.68	$1.06	58	$1.62	$1.12	45

In 2008, Penn West significantly increased staffing levels and activities as a result of the Canetic and Vault acquisitions completed in January. Historically, Canetic had a higher administrative cost per boe in comparison to Penn West, which has contributed to the increase in 2008. Additionally, general and administrative costs continue to escalate as a result of the highly competitive environment for experienced technical and other staff.

2008 THIRD QUARTER REPORT	11

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2008	2007	% change	2008	2007	% change
Depletion of oil and natural gas assets	$394	$215	83	$1,166	$636	83
Accretion of asset retirement obligations (1)	10	6	67	28	18	56
Total DD&A	404	221	83	1,194	654	83
DD&A expense per boe	$23.12	$19.18	21	$22.82	$18.91	21
 (1)   Represents the accretion expense on the asset retirement obligations during the period.

Penn West accounted for its corporate acquisitions using the purchase method, with the purchase price allocated to the fair value of net identifiable assets acquired. The purchase price allocations to oil and natural gas assets at fair value increased our consolidated depletion base per boe.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2008	2007	% change	2008	2007	% change
Future income tax expense (reduction)	$249	$(19)	(100)	$18	$236	(92)

The future tax expense for the third quarter of 2008 includes a non-cash tax charge of approximately $277 million in respect of unrealized risk management gains. The future income tax expense for the nine months ended September 30, 2007 included a $326 million charge due to substantive enactment of the SIFT tax legislation during that period.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. Under the SIFT legislation, such amounts transferred to the Trust could be taxable beginning in 2011 as distributions will no longer become deductible by the Trust for income tax purposes. At that time, Penn West could claim on its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors however such distributions would likely be at a lower payout ratio.

The SIFT Tax legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Foreign Exchange

In the third quarter of 2008, the Trust recorded an unrealized foreign exchange loss of $37 million (2007 - $33 million gain) to translate the U.S. and UK notes to Canadian dollars at the exchange rate in effect on the balance sheet date. No realized gains or losses will be recorded on these contracts until maturity. Unrealized gains and losses from foreign exchange contracts are recorded as risk management.

12	PENN WEST ENERGY TRUST

Funds Flow and Net Income

	Three months ended September 30			Nine months ended September 30
	2008	2007	% change	2008	2007	% change
Funds flow (1) (millions)	$662	$346	91	$2,047	$983	108
Basic per unit	1.73	1.44	20	5.49	4.13	33
Diluted per unit	1.71	1.43	20	5.41	4.09	32

Net income (millions)	1,062	138	670	817	48	100
Basic per unit	2.78	0.57	388	2.19	0.20	100
Diluted per unit	$2.73	$0.57	379	$2.17	$0.20	100
(1)   Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow realized to date in 2008 increased to record levels due to increased product prices and higher production volumes partially offset by higher operating and financing costs.

Net income in the first nine months of 2008 was a result of strong commodity prices and increased production partially offset by higher depletion, operating and financing costs.

Net income in the third quarter of 2008 compared to the third quarter of 2007 was primarily higher due to the unrealized risk management gains recorded in the 2008 period.

Goodwill

(millions)
Balance at December 31, 2007	$652
Canetic acquisition	1,327
Vault acquisition	20
Balance at September 30, 2008	$1,999

Penn West has determined that there was no goodwill impairment as of September 30, 2008.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(millions)	2008	2007	2008	2007
Property acquisitions (dispositions), net	$(6)	$34	$6	$402
Land acquisition and retention	20	25	118	30
Drilling and completions	134	105	335	271
Facilities and well equipping	80	34	248	181
Geological and geophysical	-	2	11	10
CO2 pilot costs	1	7	27	10
Corporate	3	2	12	5
Capital expenditures	232	209	757	909

Canetic acquisition	-	-	4,979	-
Vault acquisition	-	-	346	-
Endev acquisition	200	-	200	-
Other acquisitions	-	21	-	21
Business combinations	200	21	5,525	21

Total expenditures	$432	$230	$6,282	$930

We drilled 98 net wells in the third quarter of 2008, resulting in 46 net oil wells, 40 net natural gas wells and 10 stratigraphic wells, resulting in a success rate of 98 percent. During the quarter, our drilling activities were concentrated in our Light and Heavy oil areas.

2008 THIRD QUARTER REPORT	13

The expenditures on land acquisition and retention reflect activity to increase our acreage in areas conducive to our resource play strategies.

For the quarter ended September 30, 2008, $11 million (2007 - $3 million) was capitalized for future income taxes to reflect acquisitions with a tax basis differing from the purchase price and $10 million (2007 - $4 million) was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net property acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot project, including the cost of injectants, for which no reserves have been booked.

Business Risks

The disclosures under this heading, in conjunction with Note 10 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency and environmental risk. From time to time, we attempt to mitigate our exposure to these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as supply and demand fundamentals, OPEC actions and political events. Natural gas prices are influenced by oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year and one year following or up to 25 percent of forecast sales volumes, net of royalties, for one additional year thereafter. These limits can only be exceeded with approval from our Board.

For a summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A and in Note 10 to our unaudited interim consolidated financial statements.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to or denominated in U.S. dollars, thus realized oil prices are impacted by Canadian to United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of U.S. dollar denominated borrowings and related interest expense.

In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S. dollar denominated private notes at an exchange rate of approximately one Canadian dollar equalling one U.S. dollar. In July 2008, the Company entered into contracts to swap the principal amount of the UK Notes at a rate of $2.0075 per British pound or to a Canadian dollar equivalent amount of approximately $114 million, bearing interest in Canadian dollars at 6.95 percent. At September 30, 2008, we had U.S. dollar denominated debt with a face value of US$705 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

In October 2008, in conjunction with adjusting the floor on its 2009 WTI collars, Penn West also entered foreign exchange contracts to swap $180 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.27 Canadian dollars to fix the floor price of the collars in Canadian dollars.

14	PENN WEST ENERGY TRUST

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby counterparties are reviewed on a regular basis and assigned a credit limit and are requested to provide security if deemed necessary. To further limit the risk of counterparty non-performance, whenever possible, Penn West contracts only with organizations with high credit ratings.

As at September 30, 2008, the maximum exposure to credit risk is $565 million (December 31, 2007 - $277 million) being the carrying value of the accounts receivable. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.

On July 22, 2008, one of Penn West’s minor oil marketing counterparties, SemGroup LP (“SemGroup”) entered creditor protection. Penn West sold oil to subsidiary companies of SemGroup in both Canada (SemCanada Crude) and the U.S. (SemCrude LP). Deliveries in Canada subsequent to July 22, 2008 and in the U.S. subsequent to August 1, 2008 are on a prepaid basis. In accordance with our credit policies, Penn West had requested and received a $20 million parental guarantee from SemGroup. After reviewing the facts and sequence of events in this case, Penn West management has concluded that these events could not have been detected earlier by a standard credit risk program. For the period ending September 30, 2008, Penn West recorded an $18 million provision to write-off its entire receivable from SemGroup.

Interest Rate Risk

We currently maintain a portion of our debt in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

At September 30, 2008, we had $650 million of interest rate swaps that fix floating interest rate debt at an average rate of approximately 3.5 percent for an average remaining term of approximately 2.4 years. Additionally, in November 2008, we entered into interest rate swaps that fix the interest rate at 2.27 percent on $250 million of floating interest rate debt for two years. The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.8 percent for an average term of 10.1 years subsequent to May 31, 2007. The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent for an average term of 9.6 years. The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent over 10 years. The Company entered into contracts to fix the principal and interest of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

Liquidity Risk

Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of minimum levels of cash flow from operating activities. Additional information on specific instruments is discussed below in the “Liquidity and Capital Resources” section and in Note 5 to the unaudited interim consolidated financial statements.

2008 THIRD QUARTER REPORT	15

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at September 30, 2008:

(millions)	2008	2009-2010	2011-2012	2013 and thereafter
Bank debt	$-	$-	$2,525	$-
Senior unsecured notes	-	-	-	1,154
Convertible debentures	-	73	255	-
Accounts payable	622	-	-	-
Distributions payable	131	-	-	-
Total	$753	$73	$2,780	$1,154

Liquidity and Capital Resources

Capitalization

	September 30, 2008		December 31, 2007
(millions)		%		%
Trust units issued, at market	$9,708	70	$6,270	74
Long-term debt	3,679	27	1,943	23
Convertible debentures - long-term	321	2	-	-
Working capital deficiency	181	1	221	3
Total enterprise value	$13,889	100	$8,434	100

During the first nine months of 2008, we paid total distributions, including those funded by the distribution reinvestment plan, of $1,108 million compared to distributions of $730 million for the comparable period in 2007. This increase was primarily due to approximately 124.3 million additional trust units issued as consideration for Canetic and approximately 5.6 million additional trust units issued as consideration for Vault in January 2008 as well as approximately 3.6 million additional trust units issued as consideration for Endev in July 2008.

Long-term debt excluding convertible debentures at September 30, 2008 was $3,679 million, compared to $1,943 million at December 31, 2007. The increase was mainly due to debt of $1,443 million assumed in the Canetic acquisition and $114 million assumed in the Vault acquisition.

The working capital deficiency has declined from December 31, 2007 primarily due to the reduction in the current portion of the risk management liability. The Trust is generating sufficient funds flow to cover its working capital deficiency.

The company has an unsecured, revolving, syndicated bank facility in the amount of $4.0 billion and closed the private placement of senior unsecured notes totalling $1.2 billion in 2007 and 2008. For further details on these debt instruments, please refer to Financing section on page 10 of this MD&A.

Over the past year, our Board and management team have closely monitored the credit issues occurring in the U.S. and other financial markets. As a result, Penn West has taken a number of actions to minimize these credit impacts, which include the new syndicated bank facility, long-term private notes and “at-the-market distribution” facility. Additionally, we have executed an active risk management program limiting our exposure to credit risk and maintained close relationships with our bank syndicate members to monitor credit market developments. These actions increase the likelihood of us continuing our business strategy and maintaining our capital and distribution programs.

16	PENN WEST ENERGY TRUST

On September 30, 2008, the Company was in compliance with all of the financial covenants which include the following:

	Limit	September 30, 2008
Senior debt to pro forma EBITDA (1) (5)	Less than 3:1	1.3
Total debt (6) to pro forma EBITDA (1) (5)	Less than 4:1	1.3
Senior debt to capitalization (1)	Less than 50 percent	29.9%
Total debt (7) to capitalization (2)	Less than 55 percent	32.6%
Total debt (6) to capitalization (3) (4)	Less than 55 percent	30.5%
Total debt (6) to pro forma EBITDA (3) (4) (5)	Less than 400 percent	134%
Priority debt to consolidated tangible assets (2) (3) (4)	Less than 15 percent	-

(1)	Covenant pursuant to the syndicated bank facility.
(2)	Covenant pursuant to the 2007 Notes.
(3)	Covenant pursuant to the 2008 Notes.
(4)	Covenant pursuant to the UK Notes.
(5)
Pro forma EBITDA includes Penn West, Canetic, Vault, Endev and Titan Exploration Ltd. (“Titan”, the acquisition of which was   completed 100 percent by Canetic on January 10, 2008) and certain property transactions closing in the pro forma period.

(6)
Total debt as defined in the 2008 Note, UK Note and the syndicated bank facility agreements, which include convertible debentures that do not meet the requirement for equity classification in these agreements.

(7)	Total debt as defined in the 2007 Note agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

The 2008 Notes and the UK Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes and the UK Notes at par, which the holders of the 2008 Notes and the UK Notes have the right to refuse.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, it forecasts that such a special distribution will not be required in 2008.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

Penn West assumed the following convertible debentures through the Canetic acquisition, which closed on January 11, 2008 and the Vault acquisition, which closed on January 10, 2008. During the third quarter of 2008, debentures with a face value of $1 million (2007 - $nil) were converted or redeemed, primarily related to debenture holder redemptions of the PWT.DB.C series, for a total number of 27,948 trust units (2007 - nil). The PWT.DB.A series matured and was repaid in the period.

2008 THIRD QUARTER REPORT	17

Description of security	Outstanding at September 30, 2008 (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
9.4% Convertible unsecured subordinated debentures	$nil	July 31, 2008	$31.11	Matured July 31, 2008
8.0% Convertible extendible unsecured subordinated debentures	7	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
8.0% Convertible unsecured subordinated debentures (1)	48	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 - Jun. 29, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible unsecured subordinated debentures	18	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 - Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible unsecured subordinated debentures	26	May 31, 2011	$75.00	$1,050 May 31, 2009 - May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible unsecured subordinated debentures	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 - Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$328

(1)	Series redeemable at the debenture holder’s option.

Standardized Distributable Cash

The Canadian Institute of Chartered Accountants (“CICA”) issued an Interpretive Release “Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities” in July 2007, which provided guidance regarding disclosure requirements for distributable cash. In the guidance, sustainability concepts are discussed and standardized distributable cash is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair an entity’s ability to pay distributions or maintain productive capacity.

	Three months ended September 30		Nine months ended September 30
(millions, except per unit amounts and ratios)	2008	2007	2008	2007
Cash flow from operating activities	$616	$316	$1,654	$930
Productive capacity maintenance (1)	(238)	(175)	(751)	(507)
Standardized distributable cash	378	141	903	423
Proceeds from the issue of trust units (2)	64	48	197	114
Debt and working capital changes	(51)	56	57	193
Cash distributions declared	$391	$245	$1,157	$730
Accumulated cash distributions, beginning	2,876	1,618	2,110	1,133
Accumulated cash distributions, ending	$3,267	$1,863	$3,267	$1,863

Standardized distributable cash per unit, basic	0.99	0.59	2.42	1.78
Standardized distributable cash per unit, diluted	0.97	0.58	2.38	1.76
Standardized distributable cash payout ratio (3)	1.03	1.73	1.28	1.72

Distributions declared per unit	$1.02	$1.02	$3.06	$3.06
Net income as a percentage of cash distributions declared	272%	56%	71%	7%
Cash flows from operating activities as a percentage of cash distributions declared	158%	129%	143%	127%

(1)   Please refer to our discussion of productive capacity maintenance below.
(2)	Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.
(3)	Represents cash distributions declared divided by standardized distributable cash.

18	PENN WEST ENERGY TRUST

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 40-50 percent of annual forecast funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels.

Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 40-50 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, oil sands project, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

2008 THIRD QUARTER REPORT	19

(millions, except ratios)	To September 30, 2008
Cumulative standardized distributable cash from operations (1)	$2,466
Issue of trust units	486
Debt and working capital changes	315
Cumulative cash distributions declared (1)	$3,267

Standardized distributable cash payout ratio (2)	1.32

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

Financial Instruments

Penn West had the following financial instruments outstanding as at September 30, 2008:

	Notional volume	Remaining term	Pricing	Market value
Crude oil
WTI Swaps	1,500 bbls/d	Oct/08 - Dec/08	US$72.47/bbl	$(6)
WTI Swaps	500 bbls/d	Jan/09 - Dec/09	US$72.68/bbl	(4)
WTI Collars	10,000 bbls/d	Oct/08 - Dec/08	US$67.00 to $79.23/bbl	(29)
WTI Collars	32,000 bbls/d	Oct/08 - Dec/08	US$66.25 to $80.05/bbl	(88)
WTI Collars (1)	30,000 bbls/d	Jan/09 - Dec/09	US$85.00 to $110.21/bbl	(57)
WTI Collars (1)	10,000 bbls/d	Jan/10 - Dec/10	US$85.00 to $129.87/bbl	(7)
Natural gas
AECO Swaps	100,000 GJ/d	Oct/08	$6.75/GJ	2
AECO Collars	148,000 GJ/d	Oct/08	$6.09 to $6.98/GJ	-
AECO Collars	170,000 GJ/d	Nov/08 - Mar/09	$7.38 to $9.76/GJ	20
AECO Collars	100,000 GJ/d	Apr/09 - Oct/09	$8.25 to $12.37/GJ	31
Electricity swaps
Alberta Power Pool Swaps	7 MW	Oct/08 - Dec/08	$59.68/MWh	-
Alberta Power Pool Swaps	50 MW	Oct/08 - Dec/10	$76.23/MWh	-
Interest rate swaps
	$100	Oct/08 - Nov/10	4.26%	(2)
	$100	Oct/08 - Jun/10	3.68%	(1)
	$100	Oct/08 - Jun/11	3.82%	-
	$150	Oct/08 - Aug/10	3.10%	(1)
	$200	Oct/08 - Aug/11	3.30%	-
Foreign exchange forwards
8-year term	US$80	2015	1.00934 CAD/USD	4
10-year term	US$80	2017	1.00165 CAD/USD	4
12-year term	US$70	2019	0.99125 CAD/USD	3
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency swaps
10-year term	£57	2018	6.95%	(10)

Total				$(140)
(1)   Contracts were modified or surrendered during the monetization completed in October 2008.

20	PENN WEST ENERGY TRUST

In October 2008, Penn West received approximately $123 million in cash as a result of monetizing a portion of crude oil financial contracts. This included lowering the floor on its 2009 WTI collar from US$85.00 per barrel to US$80.00 per barrel as well as monetizing all 2010 WTI collars. The proceeds were used to repay advances on our syndicated credit facility. In conjunction with adjusting the floor on its 2009 WTI collars, Penn West also entered foreign exchange contracts to swap $180 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.27 Canadian dollars to fix the floor price of the collars in Canadian dollars.

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at November 10, 2008 for production, funds flow and net capital expenditures and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Oil prices reached record levels early in the third quarter of 2008 then declined subsequently as the turmoil in the credit markets led to concerns that world economic growth will slow and reduce global energy demand. Natural gas prices have trended similar to oil, also peaking in July and softening afterward. Partially offsetting the decline in energy prices was a significant decline in the Canadian dollar relative to the U.S. dollar. We believe that fundamentals for energy prices will recover in the next year to two years.

Including the Canetic and Vault production from January 1, Penn West forecasts 2008 pro forma average production to be slightly below our previous guidance of 195,000 boe per day. Production losses from pipeline, regulatory and other temporary production shut-ins are forecast to exceed previous estimates.

Based on a fourth quarter 2008 average forecast WTI oil price of US$65.00 per barrel, an average natural gas price at AECO of $6.80 per GJ and an average CAD/USD exchange rate of 1.21, our pro forma funds flow forecast for the 2008 calendar year, as at November 10, 2008, is approximately $2.6 billion ($6.86 per unit-basic). Exit 2008 total debt (including working capital and convertible debentures) to trailing pro forma EBITDA is forecast to be less than 1.5. Excluding corporate acquisitions, our forecast 2008 capital expenditures are unchanged at approximately $1.0 billion.

Our prior forecast, released on August 7, 2008 with our second quarter 2008 results and filed on SEDAR at www.sedar.com, was also based on 2008 capital expenditures (excluding corporate acquisitions) of approximately $1.0 billion and pro forma production between 195,000 boe per day and 205,000 boe per day. At that time, we forecasted a 2008 average WTI oil price of US$118.43 per barrel, an AECO natural gas price of $8.43 per GJ and a CAD/USD exchange rate of par. Based on these assumptions, we forecasted funds flow between $2.8 billion and $3.0 billion ($7.40 to $7.90 per unit-basic).

As we look to 2009, we are cautious on the outlook for energy prices in the short term and have developed a base capital budget of $800 million, which includes the drilling of approximately 210 net operated wells. This budget can be expediently reduced to $600 million or expanded to $1 billion depending on the outlook for energy prices as we move forward. The current market turmoil has led to significantly higher credit spreads, has limited recent lending activity and has increased the marginal borrowing cost of banks. If these conditions persist, we expect that raising debt capital would become more onerous and that our borrowing costs will increase.

The advancement of Penn West’s resource plays, enhanced oil recovery and oil sands projects is included at all potential budget levels. The capital program in the first quarter of 2009 is expected to be at least $200 million. Due to the extreme volatility in financial markets and the effect of the resulting decline in industry activity levels on capital efficiencies and operating costs, Penn West believes that further 2009 guidance is not meaningful at this time.

2008 THIRD QUARTER REPORT	21

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the next 12 months after considering hedging impacts are outlined in the table below.

		Impact on funds flow (1)		Impact on net income (1)
Change of:	Change	$ millions	$/unit	$ millions	$/unit
Price per barrel of liquids	$1.00	18.6	0.05	14.0	0.04
Liquids production	1,000 bbls/day	11.7	0.03	2.5	0.01
Price per mcf of natural gas	$0.10	10.8	0.03	7.9	0.02
Natural gas production	10 mmcf/day	19.0	0.05	3.9	0.01
Effective interest rate	1%	16.6	0.04	12.1	0.03
Exchange rate ($US per $CAD)	$0.01	27.0	0.07	12.2	0.03

(1)
The impact on net income assumes that the distribution levels are not adjusted for changes in funds flow thus changing the interest calculations or the incremental future income tax rate and does not include the effects of any unrealized risk management losses or gains from commodity contracts.

Based on September 30, 2008 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $19.9 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management gain by $3.3 million.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$-	$-	$-	$2,525	$-	$1,154
Transportation	7	22	11	7	1	-
Transportation ($US)	1	4	4	4	4	11
Power infrastructure	8	5	5	5	5	4
Drilling rigs	3	13	3	-	-	-
Purchase obligations (1)	4	13	13	13	13	41
Interest obligations	67	183	180	82	63	304
Office lease (2)	$6	$28	$48	$64	$61	$673

(1)	These amounts represent estimated commitments of $76 million for CO2 purchases and $21 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $388 million.

Our syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022, US$480 million and CAD$30 million of fixed-term notes expiring between 2016 and 2020 and £57 million (swapped to approximately $114 million) of fixed-term notes expiring in 2018. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Convertible debentures with an aggregate principal amount of $328 million (2007 - $nil) outstanding on September 30, 2008, and a significant portion of the interest payable on convertible debentures may, at the option of the Trust, be settled by the issuance of trust units. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A and Note 6 to unaudited interim consolidated financial statements.

22	PENN WEST ENERGY TRUST

Equity Instruments

Trust units issued:
As at September 30, 2008	383,513,672
Issued on exercise of trust unit rights	15,800
Issued to employee savings plan	127,204
Issued pursuant to distribution reinvestment plan	726,506
As at November 10, 2008	384,383,182

Trust unit rights outstanding:
As at September 30, 2008	25,332,090
Granted	785,900
Exercised	(15,800)
Forfeited	(455,150)
As at November 10, 2008	25,647,040

Disclosure Controls and Procedures

We have established a Disclosure Committee that is responsible for ensuring that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws. The committee is also responsible for ensuring that our internal controls and procedures are designed to make certain that information is accumulated and communicated to management, including the Chief Executive Officer, the President and Chief Operating Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Disclosure Committee includes selected members of senior management, including the Chief Executive Officer, the President and Chief Operating Officer and the Chief Financial Officer.

Internal Control over Financial Reporting

We have a team of qualified and experienced staff who continue to maintain our compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”). As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and to extend the timing of CEO/CFO certification of the effective operation of internal control over financial reporting to 2008 will not affect us. We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006.  We certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2007 year-end audited financial statements. All significant financial reporting processes have been documented, assessed, and tested. No changes were made during the quarter ended September 30, 2008 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

Accounting Changes and Pronouncements

Effective January 1, 2008, the Trust adopted the new Canadian accounting standards “Capital Disclosures”, “Financial Instruments - Disclosures” and “Financial Instruments - Presentation”. The adoption of these standards had no material impact on the Trust's net income or cash flows from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

2008 THIRD QUARTER REPORT	23

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

Future Accounting Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

Related-Party Transactions

During the first nine months of 2008, Penn West paid $4 million (2007 - $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The material operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 2 to the unaudited interim consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

Full Cost Accounting

We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.

Our reserves were evaluated by GLJ Petroleum Consultants Ltd. (”GLJ”), an independent engineering firm. In 2003 and subsequent, our reserves were determined in compliance with National Instrument 51-101. As at December 31, 2008, our reserves will be evaluated by a combination of GLJ and Sproule Associates Limited. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a “ceiling test” write-down against income must be made. We determined there was no ceiling test write-down required at September 30, 2008.
Asset Retirement Obligations

The discounted expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to earnings, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 7 to the unaudited interim consolidated financial statements details the impact of these accounting recommendations.

24	PENN WEST ENERGY TRUST

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior notes and the convertible debentures, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes and the convertible debentures is disclosed in Notes 5 and 6 to the unaudited interim consolidated financial statements.

Substantially all of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings and obtaining security in certain circumstances.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting unit compared to its book value. Any impairment must be charged to income or loss in the period the impairment occurs. We determined there was no goodwill impairment as at September 30, 2008.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:

2008 THIRD QUARTER REPORT	25

The ability of Penn West to mitigate the potential adverse consequences to its financial position, business strategy and capital and distribution programs that could result from the ongoing turmoil in the credit and financial markets (see "Financial Markets" and "Results of Operations - Liquidity and Capital Resources"); our outlook for oil and natural gas supply and demand factors in 2008 and beyond (see "Commodity Markets"); the impact that the new Alberta royalty framework may have on us, including on our business strategies and plans (see "The New Alberta Royalty Framework"); the potential impact on our business, business strategies and plans, business model, future growth prospects, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax and the potential impact those actions could have on us and our unitholders, including without limitation, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax and the impact this would have on our distributions and unitholders (see "Enactment of the Tax on Income Trusts” and "Results of Operations - Taxes"); our business strategies and plans for the next two to four years (see "Enactment of the Tax on Income Trusts"); the potential for lower energy prices to reduce inflationary pressures on our operating costs (see "Results of Operations - Expenses - Operating"); our intention and ability to maintain a balanced portfolio of liquids and natural gas production and the benefits we may derive therefrom (see "Results of Operations - Production"); the nature and effectiveness of our risk management strategies (see "Results of Operations - Business Risks"); the extent of our exposure to losses as a result of SemGroup entering credit protection (see "Results of Operations - Business Risks - Credit Risk"); funding sources for distributions, distribution levels and whether a special distribution will be made in 2008 (see "Results of Operations - Liquidity and Capital Resources" and "Standardized Distributable Cash"); our environmental regulation compliance costs and strategies, the sufficiency of our environmental program and our ability to fund our asset retirement obligations (see "Results of Operations - Liquidity and Capital Resources" and "-- Standardized Distributable Cash"); our beliefs and outlook for the maintenance of our productive capacity in the medium term and the impact of seasonal factors on our distribution policies (see "Results of Operations - Standardized Distributable Cash"); the disclosure contained under the heading "Results of Operations - Outlook", which sets forth management's expectations as to commodity prices, U.S. / Canadian dollar exchange rates, production volumes, funds flow, exit 2008 total debt to trailing pro forma EBITDA and net capital expenditures for the balance of 2008, the anticipated time horizon for the recovery of energy prices, our 2009 annual and first quarter capital expenditure budgets and the contents thereof, and the impact that the ongoing turmoil in the credit and financial markets could have on our ability to raise additional debt capital and our borrowing costs; the sensitivity of our key assumptions regarding reported financial results relating to funds flow, net income and pre-tax unrealized risk management gains for the next 12 months to changes in certain operational and financial metrics (see "Results of Operations - Sensitivity Analysis"); our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature (see "Results of Operations - Contractual Obligations and Commitments"); and our expectations regarding the impact that new and pending accounting changes may have on us, including on our net income and cash flows from operating activities (see "Results of Operations - Accounting Changes and Pronouncements").

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Results of Operations - Outlook", "Results of Operations - Sensitivity Analysis", "Results of Operations - Standardized Distributable Cash" and "Enactment of the Tax on Income Trusts".

26	PENN WEST ENERGY TRUST

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust, Canetic Resources Trust and Endev Energy Inc.; changes in tax laws; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

2008 THIRD QUARTER REPORT	27

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2008	December 31, 2007

Assets
Current
Accounts receivable	$565	$277
Future income taxes (note 11)	31	45
Other	105	46
	701	368
Property, plant and equipment (note 4)	12,545	7,413
Goodwill	1,999	652
	14,544	8,065
	$15,245	$8,433

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$622	$359
Distributions payable	131	82
Risk management (note 10)	122	148
Convertible debentures (note 6)	7	-
	882	589
Long-term debt (note 5)	3,679	1,943
Convertible debentures (note 6)	321	-
Risk management (note 10)	18	-
Asset retirement obligations (note 7)	627	413
Future income taxes (note 11)	1,414	918
	6,941	3,863
Unitholders’ equity
Unitholders’ capital (note 8)	7,922	3,877
Contributed surplus (note 8)	64	35
Retained earnings	318	658
	8,304	4,570
	$15,245	$8,433

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (note 14)

28	PENN WEST ENERGY TRUST

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per unit amounts, unaudited)	2008	2007	2008	2007

Revenues
Oil and natural gas	$1,439	$616	$4,155	$1,803
Royalties	(265)	(109)	(746)	(333)
	1,174	507	3,409	1,470

Risk management (loss) gain (note 10)
Realized	(204)	12	(472)	15
Unrealized	1,109	(18)	79	(48)
	2,079	501	3,016	1,437

Expenses
Operating (note 9)	221	130	636	382
Transportation	9	6	26	18
General and administrative (note 9)	39	17	110	51
Financing (notes 5 and 6)	51	25	151	66
Depletion, depreciation and accretion	404	221	1,194	654
Risk management loss - unrealized (note 10)	7	16	-	19
Unrealized foreign exchange loss (gain)	37	(33)	64	(37)
	768	382	2,181	1,153
Income before taxes	1,311	119	835	284

Taxes
Future income tax expense (reduction) (note 11)	249	(19)	18	236
	249	(19)	18	236

Net income and comprehensive income	$1,062	$138	$817	$48

Retained earnings (deficit), beginning of period	$(353)	$885	$658	$1,460
Distributions declared	(391)	(245)	(1,157)	(730)
Retained earnings, end of period	$318	$778	$318	$778

Net income per unit
Basic	$2.78	$0.57	$2.19	$0.20
Diluted	$2.74	$0.57	$2.17	$0.20
Weighted average units outstanding (millions)
Basic	381.5	240.5	372.5	238.6
Diluted	389.9	242.6	380.1	240.9

See accompanying notes to the unaudited interim consolidated financial statements.

2008 THIRD QUARTER REPORT	29

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2008	2007	2008	2007

Operating activities
Net income	$1,062	$138	$817	$48
Depletion, depreciation and accretion (note 4)	404	221	1,194	654
Future income tax expense (reduction)	249	(19)	18	236
Unit-based compensation (note 9)	12	5	33	15
Risk management (gain) loss (note 10)	(1,102)	34	(79)	67
Unrealized foreign exchange loss (gain)	37	(33)	64	(37)
Asset retirement expenditures	(16)	(18)	(53)	(36)
Change in non-cash working capital	(30)	(12)	(340)	(17)
	616	316	1,654	930

Investing activities
Acquisition of property, plant and equipment	-	(64)	(17)	(480)
Disposition of property, plant and equipment	6	9	11	57
Additions to property, plant and equipment	(238)	(175)	(751)	(507)
Canetic, Vault and Endev acquisition costs	(1)	-	(29)	-
Change in non-cash working capital	31	76	4	40
	(202)	(154)	(782)	(890)

Financing activities
Proceeds from issuance of notes (note 5)	114	-	619	509
Redemption / maturity of convertible debentures	(5)	-	(29)	-
Repayment of Canetic, Vault and Endev facilities	(43)	-	(1,600)	-
(Decrease) Increase in bank loan	(155)	34	1,053	67
Issue of equity	12	8	49	26
Distributions paid	(337)	(204)	(964)	(642)
	(414)	(162)	(872)	(40)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$35	$22	$127	$60
Income taxes paid	$-	$-	$6	$5

See accompanying notes to the unaudited interim consolidated financial statements.

30	PENN WEST ENERGY TRUST

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2007, except as described below. These financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Effective January 1, 2008, the Trust adopted the new Canadian accounting standards “Capital Disclosures”, “Financial Instruments - Disclosures” and “Financial Instruments - Presentation”. The adoption of these standards had no material impact on the Trust's net income or cash flow from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

2008 THIRD QUARTER REPORT	31

Financial Instruments

Convertible debentures are designated as other financial liabilities.

Per Unit Calculations

Penn West follows the “if converted” method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the beginning of the period or upon issuance, if later.

Future Accounting Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

3. Business combinations

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic Resources Trust (“Canetic”) for a total acquisition cost of approximately $3.6 billion, funded through the issuance of approximately 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of the fair values.

32	PENN WEST ENERGY TRUST

Purchase price
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,327
Working capital deficiency	(253)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault Energy Trust (“Vault”) for a total acquisition cost of approximately $164 million funded through the issuance of approximately 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of the fair values.

Purchase price
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

Endev Acquisition

On July 22, 2008, the acquisition of Endev Energy Inc. (“Endev”) was successfully completed. As a result of the acquisition, Penn West issued approximately 3.6 million trust units for a total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

2008 THIRD QUARTER REPORT	33

4. Property, plant and equipment

	September 30, 2008	December 31, 2007
Oil and natural gas properties, including production and processing equipment	$17,223	$10,925
Accumulated depletion and depreciation	(4,678)	(3,512)
Net book value	$12,545	$7,413

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2008, additions to property, plant and equipment included a $16 million (2007 - $21 million) increase related to additions to asset retirement obligations and $11 million (2007 - $5 million) was recorded for future income taxes on minor property acquisitions.

An impairment test was performed on the costs capitalized to oil and natural gas properties at September 30, 2008 and 2007. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

5. Long-term debt

	September 30, 2008	December 31, 2007
Bankers’ acceptances and prime rate loans	$2,525	$1,472

U.S. Senior unsecured notes - 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	170	158
5.80%, US$155 million, maturing May 31, 2017	165	154
5.90%, US$140 million, maturing May 31, 2019	149	139
6.05%, US$20 million, maturing May 31, 2022	21	20

U.S. Senior unsecured notes - 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	163	-
6.16%, CAD$30 million, maturing May 29, 2018	30	-
6.30%, US$278 million, maturing May 29, 2018	296	-
6.40%, US$49 million, maturing May 29, 2020	52	-

UK Senior unsecured notes - UK Notes
6.95%, £57 million, maturing July 31, 2018	108	-
Total long-term debt	$3,679	$1,943

At September 30, 2008, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011. The facility consists of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at September 30, 2008, approximately $1.5 billion was available of unused credit capacity.

Letters of credit totalling $1 million were outstanding on September 30, 2008 (December 31, 2007 - $nil) that reduced the amount otherwise available to be drawn on the syndicated facility.

34	PENN WEST ENERGY TRUST

Financing costs include interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures of $51 million for the quarter ended September 30, 2008 (2007 - $25 million) and $151 million for the first nine months of 2008 (2007 - $66 million).

The US$475 million senior unsecured notes (the “2007 Notes”) are subject to the financial covenant that consolidated total debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at September 30, 2008 was $445 million (December 31, 2007 - $458 million).

On May 29, 2008, the Company closed the issuance of senior unsecured notes (the “2008 Notes”), on a private placement basis primarily in the United States, with aggregate principal amounts of US$480 million plus CAD$30 million. The 2008 Notes will mature in eight to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent and an average term of 9.6 years. The 2008 Notes contain covenants on total debt to capitalization, total debt to income before interest, taxes and depreciation and depletion (“EBITDA”), set priority debt limitations and contain change of control provisions. The estimated fair value of the principal and interest obligations under the notes at September 30, 2008 was $484 million (December 31, 2007 - n/a).

On July 31, 2008, the Company issued £57 million of senior, unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal of the placement at approximately $114 million, bearing interest in Canadian dollars at 6.95 percent. The financial covenants of the UK Notes are similar to the 2008 Notes. The estimated fair value of the principal and interest obligations under the notes at September 30, 2008 was $124 million (December 31, 2007 - n/a).

6. Convertible debentures

Penn West assumed the following convertible debentures through the Canetic acquisition closing on January 11, 2008 and the Vault acquisition closing on January 10, 2008 as discussed in Note 3. On the assumption of the convertible debentures, no amount was allocated to the fair value of the equity conversion features.

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
9.4% Convertible unsecured subordinated debentures	PWT.DB.A	July 31, 2008	$31.11	Matured July 31, 2008
8.0% Convertible extendible unsecured subordinated debentures	PWT.DB.B	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
8.0% Convertible unsecured subordinated debentures (1)	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 - Jun. 29, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 - Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible unsecured subordinated debentures	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 - May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 - Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1) Redeemable at the debenture holder’s option.

During the third quarter of 2008, debentures with a face value of $1 million (2007 - $nil) were converted or redeemed, primarily related to debenture holder redemptions of the PWT.DB.C series, for a total number of 27,948 trust units (2007 - nil). The PWT.DB.A series matured and was repaid in the period.

2008 THIRD QUARTER REPORT	35

	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%
	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F	Total
Balance, December 31, 2007	$-	$-	$-	$-	$-	$-	$-
Assumed from Canetic	6	8	-	18	-	229	261
Assumed from Vault	-	-	49	-	50	-	99
Converted	(1)	(1)	(1)	-	-	-	(3)
Redeemed	-	-	-	-	(24)	-	(24)
Settled	(5)	-	-	-	-	-	(5)
Balance, September 30, 2008	$-	$7	$48	$18	$26	$229	$328

As at September 30, 2008, the current portion of the convertible debentures totalled $7 million (2007 - $nil) and the remaining $321 million (2007 - $nil) was classified as long-term. The fair value of the convertible debentures at September 30, 2008, based on quoted market value was $328 million.

7. Asset retirement obligations

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at September 30, 2008 was $4.1 billion (December 31, 2007 - $2.6 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2007 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2007 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:

	Nine months ended September 30, 2008	Year ended December 31, 2007
Balance, beginning of period	$413	$339
Liabilities incurred during the period	16	36
Increase in liability due to change in estimate	-	61
Liabilities settled during the period	(53)	(52)
Canetic, Vault and Endev liabilities acquired in period	223	-
Accretion charges	28	29
Balance, end of period	$627	$413

8. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2007	242,663,164	$3,877
Issued on exercise of trust unit rights (1)	1,298,077	30
Issued to employee trust unit savings plan	771,650	23
Issued to distribution reinvestment plan	5,160,757	144
Issued on conversion of debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, September 30, 2008	383,513,672	$7,922

36	PENN WEST ENERGY TRUST

Contributed surplus	Nine months ended September 30, 2008	Year ended December 31, 2007
Balance, beginning of period	$35	$16
Unit-based compensation expense	33	21
Net benefit on rights exercised (1)	(4)	(2)
Balance, end of period	$64	$35

(1)   Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Units outstanding	Three months ended September 30		Nine months ended September 30
(millions of units)	2008	2007	2008	2007
Weighted average
Basic	381.5	240.5	372.5	238.6
Diluted	389.9	242.6	380.1	240.9

For the nine months ended September 30, 2008, 10.8 million trust unit rights (2007 - 6.4 million) and 0.9 million units that would be issued on the conversion of the convertible debentures (2007 - nil) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive. At September 30, 2008, as a portion of the convertible debentures are considered dilutive, the corresponding interest expense of $4 million for the third quarter (2007 - $nil) and $9 million for the nine month period (2007 - $nil) are excluded from the earnings per share calculation.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At September 30, 2008 no units had been issued under the facility.

9. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.  Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

2008 THIRD QUARTER REPORT	37

	Nine months ended September 30, 2008		Year ended December 31, 2007
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	14,486,084	$25.69	11,284,872	$27.76
Granted	14,006,772	27.51	5,189,346	33.24
Exercised	(1,298,077)	20.03	(665,155)	21.91
Forfeited	(1,862,689)	28.10	(1,322,979)	29.88
Balance before reduction of exercise price	25,332,090	26.81	14,486,084	29.80
Reduction of exercise price for distributions paid	-	(2.72)	-	(4.11)
Outstanding, end of period	25,332,090	$24.09	14,486,084	$25.69
Exercisable, end of period	4,930,913	$21.95	2,742,359	$22.53

Penn West recorded unit-based compensation expense of $33 million for the nine months ended September 30, 2008, of which $8 million was charged to operating expense and $25 million was charged to general and administrative expense (2007 - $15 million, $4 million and $11 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Nine months ended September 30	2008	2007
Average fair value of trust unit rights granted (per unit)	$5.63	$6.59
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	26.6%	24.7%
Risk-free rate of return (average)	3.2%	4.3%
Distribution yield (1)	14.0%	12.2%

(1) Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

10. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the U.S. Senior notes and the UK notes described in Note 5 and the convertible debentures described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

38	PENN WEST ENERGY TRUST

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding on September 30, 2008:

Risk management	Nine months ended September 30, 2008	Year ended December 31, 2007
Balance, beginning of period	$(148)	$54
Canetic, Vault and Endev liabilities acquired in period	(71)	-
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	79	(182)
Electricity swaps	1	(18)
Interest rate swaps	(5)	-
Foreign exchange forwards	14	(2)
Cross currency swaps	(10)	-
Total fair value, end of period	$(140)	$(148)

Total fair value consists of the following:
Fair value, end of period - current portion	$(122)	$(148)
Fair value, end of period - long-term portion	(18)	-
Total fair value, end of period	$(140)	$(148)

2008 THIRD QUARTER REPORT	39

Penn West had the following financial instruments outstanding as at September 30, 2008:

	Notional volume	Remaining term	Pricing	Market value
Crude oil
WTI Swaps	1,500 bbls/d	Oct/08 - Dec/08	US$72.47/bbl	$(6)
WTI Swaps	500 bbls/d	Jan/09 - Dec/09	US$72.68/bbl	(4)
WTI Collars	10,000 bbls/d	Oct/08 - Dec/08	US$67.00 to $79.23/bbl	(29)
WTI Collars	32,000 bbls/d	Oct/08 - Dec/08	US$66.25 to $80.05/bbl	(88)
WTI Collars (1)	30,000 bbls/d	Jan/09 - Dec/09	US$85.00 to $110.21/bbl	(57)
WTI Collars (1)	10,000 bbls/d	Jan/10 - Dec/10	US$85.00 to $129.87/bbl	(7)
Natural gas
AECO Swaps	100,000 GJ/d	Oct/08	$6.75/GJ	2
AECO Collars	148,000 GJ/d	Oct/08	$6.09 to $6.98/GJ	-
AECO Collars	170,000 GJ/d	Nov/08 - Mar/09	$7.38 to $9.76/GJ	20
AECO Collars	100,000 GJ/d	Apr/09 - Oct/09	$8.25 to $12.37/GJ	31
Electricity swaps
Alberta Power Pool Swaps	7 MW	Oct/08 - Dec/08	$59.68/MWh	-
Alberta Power Pool Swaps	50 MW	Oct/08 - Dec/10	$76.23/MWh	-
Interest rate swaps
	$100	Oct/08 - Nov/10	4.26%	(2)
	$100	Oct/08 - Jun/10	3.68%	(1)
	$100	Oct/08 - Jun/11	3.82%	-
	$150	Oct/08 - Aug/10	3.10%	(1)
	$200	Oct/08 - Aug/11	3.30%	-
Foreign exchange forwards
8-year term	US$80	2015	1.00934 CAD/USD	4
10-year term	US$80	2017	1.00165 CAD/USD	4
12-year term	US$70	2019	0.99125 CAD/USD	3
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency swaps
10-year term	£57	2018	6.95%	(10)

Total				$(140)

(1)   Contracts were modified or surrendered during the monetization completed in October 2008.

A realized gain of $4 million (2007 - $9 million) on electricity contracts has been included in the operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. In the period, the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

11. Income taxes

As at September 30, 2008, the net future income tax liability of $1,383 million (December 31, 2007 - $873 million) consisted of a $31 million future income tax asset (December 31, 2007 - $45 million) and a $1,414 million future income tax liability (December 31, 2007 - $918 million).

40	PENN WEST ENERGY TRUST

On June 12, 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts, effective for the 2011 tax year. As a result of the enactment, an additional $326 million future income tax liability and future income tax expense was recorded in the second quarter of 2007 to reflect the Trust’s temporary differences between the accounting and tax values of assets and liabilities expected to be remaining in 2011. In accordance with GAAP, prior to the enactment, the Trust’s temporary differences were not recorded as future income taxes. The majority of the Trust’s temporary differences arose on the Petrofund acquisition that closed on June 30, 2006.

12. Capital management

The Trust manages its capital to provide a flexible structure to support its growth and operational strategies while maintaining a strong financial position in order to capture business opportunities and maintain a stable distribution profile to its unitholders.

Penn West defines unitholders equity, long-term debt and convertible debentures as capital. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings. Long-term debt includes bank loans, the 2007 Notes, the 2008 Notes and the UK Notes.

Management continuously reviews its capital structure to ensure the objectives and strategies of the Trust are met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to equity ratios and debt to funds flow and other economic risk factors identified by the Trust. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

In January 2008, Penn West closed its acquisition of Canetic through the issuance of approximately 124.3 million trust units for a total acquisition cost of $3.6 billion and assumed $1.7 billion of long-term debt and convertible debentures. In addition, Penn West closed its acquisition of Vault in January 2008 issuing approximately 5.6 million trust units for a total acquisition cost of $164 million and assumed $212 million of long-term debt and convertible debentures. In July 2008, Penn West closed its acquisition of Endev through the issuance of approximately 3.6 million trust units for a total acquisition cost of $115 million and assumed $43 million of long-term debt. These transactions led to a material increase in recorded unitholders’ equity.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes and the UK Notes. As at September 30, 2008, the Company was in compliance with all financial covenants; as follows:

2008 THIRD QUARTER REPORT	41

(millions, except ratio amounts)	Pro forma year ended September 30, 2008 (1)	Pro forma year ended December 31, 2007 (1)
Components of capital
Unitholders’ equity	$8,304	$4,570
Long-term debt	$3,679	$1,943
Convertible debentures	$328	$-
Ratios
Senior debt to pro forma EBITDA (2)	1.3	1.5
Total debt (9) to pro forma EBITDA (3)	1.3	1.5
Senior debt to capitalization (4)	29.9%	28.9%
Total debt (9) to capitalization (5)	30.5%	29.7%
Total debt (10) to capitalization (5)	32.5%	31.8%
Priority debt to consolidated tangible assets (6)	-	-
Pro forma EBITDA	$2,811	$2,333

Credit facility debt and senior notes	$3,679	$3,510
Letters of credit	1	4
Total senior debt	3,680	3,514
Convertible debentures (7)	74	99
Total debt (9)	3,754	3,613
Convertible debentures (8)	254	261
Total debt (10)	4,008	3,874
Total unitholders’ equity	8,304	8,300
Total capitalization	$12,312	$12,174

(1)    Pro forma includes significant acquisitions and dispositions in the period.
(2)    Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(3)    Less than 4:1.
(4)    Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(5)    Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(6)    Priority debt not to exceed 15% of consolidated tangible assets.
(7)    Convertible debentures not meeting the requirements for equity classification under lending agreements.
(8)    Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
(9)
Total debt as defined in the 2008 Note, UK Note and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.

(10)	Total debt as defined in the 2007 Note agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

13. Related-party transactions

During the first nine months of 2008, Penn West paid $4 million (2007 - $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

14. Subsequent events

In October 2008, Penn West received approximately $123 million in cash as a result of monetizing a portion of crude oil financial contracts. This included lowering the floor on its 2009 WTI collar from US$85.00 per barrel to US$80.00 per barrel as well as monetizing all 2010 WTI collars. The proceeds were used to repay advances on our syndicated credit facility. In conjunction with adjusting the floor on its 2009 WTI collars, Penn West also entered foreign exchange contracts to swap $180 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.27 Canadian dollars to fix the floor price of the collars in Canadian dollars. Additionally, in November 2008, we entered into interest rate swaps that fix the interest rate at 2.27 percent on $250 million of floating interest rate debt for two years.

42	PENN WEST ENERGY TRUST